Exhibit 99.1

CONTACT:	Investors:
Jay Venkateswaran
Senior VP — Investor Relations
WNS (Holdings) Limited
+1 212 599 6960
ir@wnsgs.com

Media:
Mike Geczi
The Torrenzano Group
+1 (212) 681-1700, ext. 156
mgeczi@torrenzano.com
WNS Net Income Increases 36.7% and
Net Income (Excluding Amortization of Intangible Assets and
Share-Based Compensation Expense) Increases 64.6% in
Fiscal Second Quarter
Revenue Increases 76.9% and
Revenue Less Repair Payments Increases 52.0%,
Over Corresponding Quarter in the Prior Fiscal Year
MUMBAI, INDIA, November 15, 2006, and NEW YORK, November 14, 2006 — WNS (Holdings) Limited (NYSE: WNS), a leading provider of offshore business process outsourcing (BPO) services, today announced strong results for the second fiscal quarter ended September 30, 2006.
“Our momentum continued to be very strong in the second quarter,” said Neeraj Bhargava, Group Chief Executive Officer. “Our employee strength grew by over 1,000 people, revenue growth was above target, operational ramp-ups were on time and expenses under control. We strengthened our Board and our senior management team. All things considered, it was an excellent quarter for WNS.”
Financial Highlights: Second Quarter Ended September 30, 2006
•	Quarterly revenue of $86.6 million, up 76.9% from the corresponding quarter last year.
•	Quarterly revenue less repair payments of $53.0 million, up 52.0% from the corresponding quarter last year.
•	Quarterly net income of $6.0 million, up 36.7% from the corresponding quarter last year.

•	Quarterly net income (excluding amortization of intangible assets and share-based compensation expense) of $7.4 million, up 64.6% from the corresponding quarter last year.
•	Quarterly basic income per ADS of 16 cents, up from 14 cents for the corresponding quarter last year.
•	Quarterly basic income per ADS (excluding amortization of intangible assets and share-based compensation expense) of 19 cents, up from 14 cents for the corresponding quarter last year.
Financial Highlights: Six Months Ended September 30, 2006
•	Revenue of $139.6 million, up 39.4% from the corresponding six months last year.
•	Revenue less repair payments of $98.5 million, up 44.8% from the corresponding six months last year.
•	Net income of $10.6 million, up 20.9% from the corresponding six months last year.
•	Net income (excluding amortization of intangible assets and share-based compensation expense) of $12.7 million, up 37.4% from the corresponding six months last year.
•	Basic income per ADS of 29 cents, up from 28 cents for the corresponding six months last year.
•	Basic income per ADS (excluding amortization of intangible assets and share-based compensation expense) of 34 cents, up from 29 cents for the corresponding six months last year.
Reconciliations of non-GAAP financial measures to GAAP operating results are included at the end of this release.
“WNS had a good quarter with robust growth in revenue, accompanied with cost control resulting in improved margins as measured on a revenue less repair payments basis” said Mr. Zubin Dubash, Group Chief Financial Officer.
Key Announcements
•	Pulak Prasad, who has served on the Board of Directors for four years as a representative of majority shareholder Warburg Pincus, stepped down on November 3, 2006.
•	He was replaced by Richard Oliver Bernays, who joined the Board of Directors as an independent member on November 14, 2006. Mr. Bernays brings with him, more than 30 years of experience in the UK market, particularly in the financial services industry. He is the current chairman of the board at Hermes Pensions Management.
Fiscal 2007 Guidance
WNS also updated its guidance for the fiscal year ending March 31, 2007:
•	Revenue less repair payments revised upwards from the previously estimated range of $205 million to $208 million. It is now estimated to be slightly higher than $208 million.

•	Net income guidance (excluding amortization of intangible assets and share-based compensation expense) remains unchanged at $30.5 million to $32.5 million
•	Capital expenditure for the year revised upwards from approximately $25 million to $26 million largely because of slightly higher-than-expected capacity additions during the year
“We continue to feel good about our guidance for the year and believe that we are well positioned to meet our targets for fiscal 2007,” Mr. Bhargava said.
Conference call
WNS will host a conference call on Wednesday, November 15, 2006, at 7 a.m. (EST) to discuss the company’s quarterly results. To participate, callers can dial 800-295-3991 from within the U.S. or +1-617-614-3924 from any other country. The participant passcode is 1352836. A replay will be made available online at www.wnsgs.com for a period of three months beginning two hours after the end of the call.
About WNS
WNS is a leading provider of offshore business process outsourcing, or BPO, services. We provide comprehensive data, voice and analytical services that are underpinned by our expertise in our target industry sectors. We transfer the execution of the business processes of our clients, which are typically companies located in Europe and North America, to our delivery centers located primarily in India. We provide high quality execution of client processes, monitor these processes against multiple performance metrics, and seek to improve them on an ongoing basis.
Our ADSs are listed on the New York Stock Exchange. For more information, please visit our website at www.wnsgs.com.
About Non-GAAP Financial Measures
For financial statement reporting purposes, the company has two reportable segments: WNS Global BPO and WNS Auto Claims BPO. In the auto claims segment, WNS provides claims-handling and accident-management services, in which it arranges for automobile repairs through a network of third-party repair centers. In its accident-management services, WNS acts as the principal in dealings with the third-party repair centers and clients.
The amounts invoiced to WNS clients for payments made by WNS to third-party repair centers are reported as revenue. As the company wholly subcontracts the repairs to the repair centers, it evaluates its financial performance based on revenue less repair payments to third party repair centers, which is a non-GAAP measure.
WNS believes revenue less repair payments reflects more accurately the value addition of the business process services it directly provides to its clients. The presentation of this non-GAAP information is not meant to be considered in isolation or as a substitute for the company’s financial results prepared in accordance with U.S. GAAP. WNS revenue less repair payments may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.
Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995
This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward looking statements. These risks and uncertainties include but are not limited to a slowdown in the U.S. and Indian economies and in the sectors in which our clients are based, a slowdown in the BPO and IT sectors world-wide, competition, the success or failure of our past and future acquisitions, attracting, recruiting and retaining highly skilled employees, technology, legal and regulatory policy as well as other risks detailed in our reports filed with the U.S. Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s current analysis of future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

WNS (HOLDINGS) LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
(Amounts in thousands, except share and per share data)

	Three months ended		Six months ended
	September 30,	September 30,	September 30,	September 30,
	2006	2005	2006	2005

Revenue	$86,590	$48,947	$139,616	$100,129
Cost of Revenue [refer to note below]	67,337	35,584	104,767	74,320
Gross Profit	19,253	13,363	34,849	25,809
Operating expenses:
Selling, general and administrative expenses [refer to note below]	12,076	8,241	22,207	15,310
Amortization of intangible assets	480	51	951	119
Operating income	6,697	5,071	11,691	10,380
Other (expense) income, net	(48)	(2)	(81)	66
Interest expense	(68)	(124)	(101)	(261)
Income before income taxes	6,581	4,945	11,509	10,185
Provision for income taxes	(557)	(539)	(892)	(1,403)
Net income	6,024	4,406	10,617	8,782
Basic income per share	$0.16	$0.14	$0.29	$0.28
Diluted income per share	$0.15	$0.13	$0.27	$0.26
Basic weighted average ordinary shares outstanding	38,372,397	31,439,757	36,805,243	31,325,046
Diluted weighted average ordinary shares outstanding	41,093,046	33,630,411	39,521,044	33,643,619

Note:
Includes the following share-based compensation amounts:
Cost of Revenue	153	—	153	—
Selling, general and administrative expenses	757	47	969	337
Non-GAAP measure note:
In addition to its reported operating results in accordance with U.S. generally accepted accounting principles (US GAAP). WNS has included in the table below non-GAAP operating measures that the Securities and Exchange Commission defines as “non-GAAP financial measures”. Management believes that such non-GAAP financial measures, when read in conjunction with the company’s reported results, can provide useful supplemental information for investors analyzing period to period comparisons of the company’s results. The non-GAAP financial measures disclosed by the company should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated.

Reconciliation of revenue less repair payments (non-GAAP) to revenue (GAAP)
Amount in
thousands

	Three months ended		Six months ended

	September 30,	September 30,	September 30,	September 30,
	2006	2005	2006	2005

Revenue less repair payments (Non-GAAP)	$52,964	$34,838	$98,473	$68,025
Add: Payments to repair centers	33,626	14,109	41,143	32,104
Revenue (GAAP)	86,590	48,947	139,616	100,129

Reconciliation of selling, general and administrative expense (non-GAAP to GAAP)
Amount in
thousands

	Three months ended		Six months ended
	September 30,	September 30,	September 30,	September 30,
	2006	2005	2006	2005

Selling, general and administrative expenses (excluding share-based compensation expense) (Non-GAAP)	$11,319	$8,194	$21,238	$14,973
Add: Share-based compensation expense	757	47	969	337
Selling, general and administrative expenses (GAAP)	12,076	8,241	22,207	15,310

Reconciliation of net income (non-GAAP to GAAP)
Amount in
thousands

	Three months ended		Six months ended
	September 30,	September 30,	September 30,	September 30,
	2006	2005	2006	2005

Net income (excluding amortization of intangible assets and share-based compensation expense) (Non-GAAP)	$7,414	$4,504	$12,690	$9,238
Less: Amortization of intangible assets	480	51	951	119
Less: Share-based compensation expense	910	47	1,122	337
Net income (GAAP)	6,024	4,406	10,617	8,782
Reconciliation of basic income per ADS (excluding amortization of intangible assets and share-based compensation expense) to basic income per ADS (non-GAAP to GAAP)

	Three months ended		Six months ended
	September 30,	September 30,	September 30,	September 30,
	2006	2005	2006	2005

Basic income per ADS (excluding amortization of intangible assets and share based compensation expense) (Non-GAAP)	$0.19	$0.14	$0.34	$0.29
Less: Adjustments for amortization of intangible assets and share-based compensation expense	$0.03	$0.00	$0.05	$0.01
Basic income per ADS (GAAP)	$0.16	$0.14	$0.29	$0.28

WNS (HOLDINGS) LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except share and per share data)

	September 30,	March 31,
	2006	2006
	(Unaudited)

ASSETS
Current assets
Cash and cash equivalents	$92,238	$18,549
Accounts receivable, net of allowance of $431 and $373, respectively	37,501	28,081
Funds held for clients	5,455	3,047
Deferred tax assets	—	353
Prepaid expenses	3,500	1,225
Other current assets	6,322	6,140

Total current assets	145,016	57,395

Goodwill	36,253	33,774
Intangible assets, net	7,938	8,713
Property and equipment, net	39,183	30,623
Deposits	2,450	2,990
Deferred tax assets	2,682	1,308

TOTAL ASSETS	$233,522	$134,803

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$22,201	$23,074
Accrued employee costs	12,085	11,336
Deferred revenue	8,502	8,994
Income taxes payable	517	726
Obligations under capital leases — current	47	184
Deferred tax liabilities	1,143	368
Other current liabilities	14,210	8,781

Total current liabilities	58,705	53,463

Obligation under capital leases — non current	17	2
Deferred rent	917	824
Deferred tax liabilities — non current	1,634	2,350

Shareholders’ equity:
Preference shares, $0.15 (10 pence) par value Authorized: 1,000,000 shares and none, respectively, Issued and outstanding — none
Ordinary shares, $0.15 (10 pence) par value Authorized: 50,000,000 shares and 40,000,000 shares, respectively
Issued and outstanding: 39,918,332 and 35,321,511 shares, respectively	6,144	5,290
Additional paid-in-capital	141,814	62,228
Ordinary shares subscribed, 163,511 and 4,346 shares, respectively	421	10
Retained earnings	14,721	4,104
Deferred share-based compensation	(180)	(582)
Accumulated other comprehensive income	9,329	7,114

Total shareholders’ equity	172,249	78,164

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$233,522	$134,803